SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (Name of Issuer)

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              David Rozenson, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3333

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

                                October 12, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation:       $14,000,000        Amount of Filing Fee:  $1,647.80
================================================================================

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: __________________________________
         Form or Registration No.: ________________________________
         Filing Party: ____________________________________________
         Date Filed: ______________________________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================


ITEM 1.  SUMMARY TERM SHEET.

     As stated in the offering documents of BACAP Alternative Multi-Strategy Fund, LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors of the Fund ("Investors") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Managers of the Fund ("Board of Managers") has determined to offer to purchase Interests in the Fund in an amount up to $14,000,000. The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on November 11, 2005, unless the Offer is extended (the "Expiration Date"). The net asset value of the Interests will be calculated for this purpose as of December 31, 2005 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least fifty (50) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the calculation of the net asset value of Interests during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the end of May 2006, and the audited net asset value of the Fund will be used to determine the final amount paid for tendered Interests.

     The Offer is being made to all holders of Interests ("Investors") and is not conditioned on any minimum amount of Interests being tendered. Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that the Investor maintains the required minimum capital account balance of at least $25,000. If you tender your entire Interest or a portion of your interest and the Fund purchases that Interest, subject to any extension of the Offer, you will receive a promissory note, to be held by Banc of America Investment Advisors, Inc. ("BAIA"), in its capacity as the Fund's administrator, entitling you to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering investors on a pari passu basis) no later than 60 calendar days after the Valuation Date, equal to at least 95% of the estimated unaudited net asset value of your Interest tendered and accepted for purchase by the Fund as of the Valuation Date. The promissory note also will entitle you to receive a contingent payment equal to the balance promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

     An Investor that tenders for repurchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) $25,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Investor on the Valuation Date (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (collectively, the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. The Fund reserves the right to purchase less than the amount tendered by an Investor if the amount tendered would cause the Investor's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, withdrawals of capital from the portfolio securities held by the Fund and/or borrowings, though the Fund does not presently intend to make any such borrowings.

     Until the expiration of the Offer, an Investor has the right to change its mind and withdraw any tender of its Interests. If the Fund has not accepted an Investors tender of an Interest (or portion of an Interest) before December 8, 2005, such Investor will also have the right to withdraw the tender of its Interest on or after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described in the Offer.

     If an Investor would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail in the enclosed, postage paid envelope or otherwise deliver a Letter of Transmittal to Citigroup Global Transaction Services ("Citigroup"), at P.O. Box 446, Portland, ME 04112-9925 or (ii) fax it to Citigroup at (207) 879-6206, so that it is received before 12:00 midnight, Eastern Time, on November 11, 2005 (or if the Offer is extended, until any later Expiration Date). If the Investor chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to Citigroup promptly after it is faxed (although the original does not have to be received before the Expiration Date).

     The value of the Interests will likely change between the date its net asset value was last calculated and the Valuation Date, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. Investors may obtain the estimated net asset value of their Interests, which the Fund will calculate monthly until the expiration date of the Offer, by contacting Citigroup at (207) 879-6093 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     The Fund has the right to cancel, amend or postpone the Offer at any time before midnight, Eastern Time, on the Expiration Date. Please note that just as each Investor has the right to withdraw the tender of an Interest, the Fund has the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer, unless extended, expires on November 11, 2005, an Investor that tenders its Interest will remain an Investor in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date, when the net asset value of the Investor's Interest is calculated. Accordingly, the value of an Investor's tendered Interest may rise or fall until the Valuation Date.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is BACAP Alternative Multi-Strategy Fund, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and Interests are registered under the Securities Act of 1933, as amended. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 40 West 57th Street, NY1-040-33-02, New York, New York 10019 and the telephone number is (888) 786-9977.

         (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the close of business on September 1, 2005, there was approximately $73,913,329 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase Interests totaling up to $14,000,000 pursuant to tenders by Investors that are received by 12:00 midnight, Eastern Time, on November 11, 2005, and not withdrawn, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name of the filing person is BACAP Alternative Multi-Strategy Fund, LLC. The Fund's principal executive office is located at 40 West 57th Street, NY1-040-31-01, New York, New York 10019 and the telephone number is (888)
786-9977. The investment adviser of the Fund is Bank of America Investment Advisors, Inc. (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (888) 786-9977. The members of the Fund's Board of Managers are Thomas W. Brock, Thomas Yellin and Alan Brott. Their address is c/o BACAP Alternative Multi-Strategy Fund, LLC, 40 West 57th Street, NY1-040-31-01, New York, New York 10019.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase Interests totaling up to $14,000,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on November 11, 2005 (or if the Offer is extended, by any later Expiration Date) and not withdrawn as described in Item 4(a)(1)(vi) below.

                 (ii) The purchase price of Interests tendered to the Fund and accepted for purchase will be their net asset value as of the close of the Valuation Date if the Offer expires on November 11, 2005, and otherwise the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer (the next occurring last business day of a calendar month which is at least fifty (50) days after the date on which the Offer expires). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

     An Investor whose entire Interest or a portion thereof is tendered and accepted for purchase by the Fund will receive as consideration a non-transferable promissory note, to be held for such Investor by the Fund's administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement and distributed to tendering Investors on a pari passu basis) equal to 95% of the estimated unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, taking into account any Incentive Allocation payable to the Adviser (the "Initial Payment"). Payment of this amount will be made to the Investor within 60 calendar days after the Valuation Date. The promissory note also will entitle the Investor to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending March 31, 2006 over (b) the Initial Payment. The Contingent Payment will be payable in cash promptly after completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

     The Note will be payable in cash promptly after completion of the audit of the financial statements of the Fund for the fiscal year ending March 31, 2006. It is anticipated that the audit of the Fund's financial statements for the fiscal year ending March 31, 2006 will be completed by no later than 60 days after the end of the fiscal year. Any amounts payable under the Note will not include interest.

     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

     Any promissory notes paid to tendering Investors will be held for each Investor by the Fund's administrator. Any cash payments due under such notes will be made by wire transfer directly to the account in which the tendering Investor held its Interest or such other account as the tendering Investor may designate in writing. Cash payments wired directly to such Investor accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

     A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to an Investor in connection with the Fund's acceptance of that Investor's tender of Interests are attached hereto as Exhibits A, B, C, D, and E, respectively.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, November 11, 2005.

                 (iv) Not applicable.

                 (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension. In the event that the Fund so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interest, the net asset value of such Interest will be determined as of the close of business on the next occurring last business day of a calendar month that is at least fifty (50) days after the date on which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel or suspend the Offer in the circumstances set forth in Section 8 of the Offer to Purchase dated October 12, 2005 and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and/or (c) postpone the acceptance of Interests tendered pursuant to the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

                 (vi) A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, November 11, 2005 (or if the Offer is extended, before any later Expiration Date) and, if tendered Interests have not then been accepted for purchase by the Fund, at any time on or after December 8, 2005.

                 (vii) Investors wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to Citigroup at the address or fax number set forth on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Citigroup, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to Citigroup via certified mail, return receipt requested, or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to Citigroup must also send or deliver the original completed and executed Letter of Transmittal to Citigroup promptly thereafter.

     Investors wishing to confirm receipt of a Letter of Transmittal may contact Citigroup at the address or telephone number set forth on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of Citigroup to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

     The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

     Any Investor tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by Citigroup at the address or the fax number set forth on the first page of the Letter of Transmittal. A form used to give notice of withdrawal of a tender is available by calling Citigroup at the telephone number set forth on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender are determined by the Fund in its sole discretion, and its determinations are final and binding. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to a tendering Investor of its election to purchase such Investor's Interest.

                 (ix) If Interests totaling more than $14,000,000 are duly tendered by Investors to the Fund prior to the Expiration Date and are not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Item 4(a)(1)(v) above.

                 (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Investors. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

     In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

         (b) To the Fund's knowledge, no executive officer, or director plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer, except that: the Distributor, Columbia Management Distributors, Inc., formerly known as BACAP Distributors, LLC, an affiliate of the Fund, owns approximately $167,061 of the outstanding Interests and plans to tender its entire Interests in this Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Fund's Prospectus (as updated and supplemented from time to time, the "Prospectus"), and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Interests from Investors from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Investors twice each year, in June and December.

     The Fund is not aware of any contract, arrangement, understanding or relationship with respect to Interests relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any member of the Board of Managers; and (ii) any person. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any

Investor that has submitted a written request in accordance with the terms of the LLC Agreement to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Investors that hold Interests, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue new Interests from time to time. The Fund currently expects that it will accept subscriptions for Interests on the first day of each month, but is under no obligation to do so.

         (c) Neither the Fund, the Adviser, nor the Board of Managers currently has any plans, proposals or negotiations that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the Adviser, its Board of Managers or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers or to fill any existing vacancy on the Board of Managers; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Subsections (6), (7) and
(8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $14,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (iii) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any notes, as described above.

         (b) There  are   no   material  conditions  to  the  financing  of  the
transaction. There are no alternative financing plans or arrangements for the transaction.

         (d) Neither the Fund, the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of capital from the portfolio funds in which it invests or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As  of  August  31,  2005,  the  Distributor,  Columbia  Management
Distributors, Inc., formerly known as BACAP Distributors, LLC, owned approximately $167,061 (approximately 0.23%) of the outstanding Interests and plans to tender its entire Interests in this Offer. As of August 31, 2005, NB Funding Company, LLC ("NB Funding"), a subsidiary of Bank of America, N.A., the parent company of the Adviser and Distributor, owned approximately $17,535,266 (approximately 23.84%) of the outstanding Interests and has no plans to tender. In addition, the Adviser, BAIA, may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Prospectus.

         (b) Other than the acceptance of subscriptions as of September 1, 2005 and October 1, 2005, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-1 under the 1940 Act and filed with the Securities and Exchange Commission ("SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

     Audited financial statements for the fiscal year ending March 31, 2004, previously filed on EDGAR on Form N-CSR on June 1, 2004.

     Audited financial statements for the fiscal year ending March 31, 2005, previously filed on EDGAR on Form N-CSR on June 6, 2005.

     Copies of these financial statements may be obtained by visiting the SEC's website at WWW.SEC.GOV or may be obtained free of charge by calling the Fund at (888) 786-9977.

         (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

         (3) Not applicable.

         (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a)  (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

         (b) None.

ITEM 12. EXHIBITS.

     Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase and Letter of Transmittal.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                BACAP ALTERNATIVE MULTI-STRATEGY
                                                FUND, LLC


                                                By: /s/ Lawrence Morgenthal
                                                    -------------------------
                                                    Name: Lawrence Morgenthal

                                                    Title: President

October 12, 2005

                                  EXHIBIT INDEX

                                     EXHIBIT

A  Cover Letter of Offer to Purchase and Letter of Transmittal.

B  Offer to Purchase.

C  Form of Letter Transmittal.

D  Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.